EXHIBIT 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES ACQUIRES
FOUR ALLEN CENTER IN DOWNTOWN HOUSTON AND
LEASES ENTIRE BUILDING TO CHEVRON
Largest New Office Lease in North America Since 2000
NEW YORK, October 5, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that it has acquired Four Allen Center, a 1.2 million square foot property located at 1400 Smith Street in downtown Houston, for $120 million. In addition, Brookfield Properties announced that it has signed a lease with Chevron U.S.A., Inc., a subsidiary of Chevron Corp., for the entire property, thereby bringing Four Allen Center to 100 percent leased.
“This lease is a continuation of Chevron’s strategy to reduce the number of facilities in the Houston area while achieving strategic collocation requirements,” said Patty Loden, General Manager, Chevron Business and Real Estate Services.
“We welcome this purchase and lease. It is good news,” said Houston Mayor Bill White. “It highlights again Houston’s strength as a global energy center and our healthy business and real estate climate. And it helps us add and retain still more jobs with a future.”
“We are encouraged by Chevron’s decision to lease one of Houston’s premier downtown buildings,” said Jeff Moseley, President and CEO, Greater Houston Partnership. “The acquisition of Four Allen Center by Brookfield Properties is another strong sign of Houston’s central business district recovery. Chevron’s lease will dramatically increase the positive absorption in downtown Houston and substantially reduce the vacancy rate. This is the largest single building lease Houston has ever seen.”
“This acquisition underscores our confidence in the long-term viability of energy sector markets such as Houston and Calgary,” said Ric Clark, President & CEO of Brookfield Properties. “The expansion and consolidation of one of the world’s most prestigious corporations, Chevron, into all of Four Allen Center is a great example of Houston’s strong energy-based market on the rise.”
Brookfield Properties will hold Four Allen Center in a joint venture with The Blackstone Group, a private equity firm. Through the acquisition of Trizec, completed earlier today, the Brookfield Properties joint venture acquired seven other central business district assets, making it the largest office owner in downtown Houston with holdings of 7.4 million square feet. The Houston region is run by Paul Layne, Executive Vice President for Brookfield Properties.

“We are pleased to have secured an asset that matches the quality of Brookfield Properties’ long-term ownership interests in Houston, and also accommodates the growing business of a valued partner,” said Dennis Friedrich, President & COO, U.S. Commercial Operations for Brookfield Properties.
In February 2006, Chevron signed a new lease for 465,000 square feet at Continental Center I, 1600 Smith Street, currently owned by the Brookfield Properties joint venture.
The lease transaction was negotiated by Paul Layne, Paul Frazier, Steven Lukingbeal, Jeremiah Larkin and Duncan McCuaig for the landlord. Steve Koliba, leasing manager for Chevron Business and Real Estate Services, and Tim Relyea of Cushman & Wakefield represented Chevron.
An icon of the Houston skyline, Four Allen Center is a 50-story, 1.2 million square foot, Class A office building that was developed in 1983. The office tower is strategically situated on Houston’s six-mile pedestrian/retail sky bridge and tunnel system that serves major downtown towers. The property’s reflective glass façade and east/west diagonal setting provides a high level of visibility from all points of the central business district.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio is comprised of 107 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in New York City, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. Brookfield Properties also holds interests in over 10 million square feet of high-quality, centrally-located development properties. The company trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations & Communications, tel: (212) 417-7215; email: mcoley@brookfieldproperties.com
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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.